UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

Mattress Firm Holding Corp.

(Name of Subject Company (Issuer))

Stripes Acquisition Corp.

a direct wholly-owned subsidiary of

Stripes US Holding, Inc.

a direct wholly-owned subsidiary of

Steinhoff International Holdings N.V.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

57722W106
(CUSIP Number of Class of Securities)

Steinhoff International Holdings N.V.
Block D, De Wagenweg Office Park

Stellentia Road

Stellenbosch, South Africa
Attention: Stephanus Johannes Grobler
Telephone: +27 21 808 0700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Scott I. Sonnenblick
Peter Cohen-Millstein
Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 903-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$2,434,416,811	$245,145.77

*          Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 37,234,289 outstanding shares (exclusive of the shares subject to forfeiture conditions referred to in (ii) below) of common stock, par value $0.01 per share (the “Shares”), of Mattress Firm Holding Corp. (“Mattress Firm”), multiplied by the offer price of $64.00 per Share, (ii) 483,886 outstanding Shares subject to forfeiture conditions, multiplied by the offer price of $64.00 per share and (iii) 582,558 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $64.00 per share, multiplied by $35.11 per share, which is the offer price of $64.00 per share minus the weighted average exercise price for such options of $28.89 per share. The calculation of the filing fee is based on information provided by Mattress Firm as of August 10, 2016.

**         The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015 by multiplying the transaction value by .0001007.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $248,000.00	Filing Party:	Steinhoff International Holdings N.V.
Stripes US Holding, Inc.
Stripes Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: August 16, 2016

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Stripes Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Stripes US Holding, Inc., a Delaware corporation (“HoldCo”) and a direct wholly-owned subsidiary of Steinhoff International Holdings N.V., a company incorporated under the laws of the Netherlands (Naamloze Vennootschap) (“Steinhoff”) with the Securities and Exchange Commission on August 16, 2016 (the “Schedule TO”), and relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Mattress Firm Holding Corp., at a price of $64.00 per Share, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 2016 (together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, and together with the Offer to Purchase, the “Offer”), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule TO. Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended as set forth below.

(a) Section 1—“Terms of the Offer” is hereby amended by amending and restating the third paragraph of such section on page 14 of the Offer to Purchase in its entirety as follows:

The Merger Agreement separately provides that Purchaser will extend the Offer (i) on one or more occasions in consecutive increments of five business days (each such increment to end at 5:00pm, New York City time) (or for such longer incremental period up to 20 business days at the sole discretion of Steinhoff and HoldCo or as may be agreed to by Steinhoff, HoldCo and Mattress Firm), if at the scheduled expiration date of the Offer any of the Offer Conditions has not been satisfied or waived, until such time as such conditions has been satisfied or waived, provided that Purchaser will not be required or permitted to extend the Offer beyond November 30, 2016 (the “Outside Date”) and (ii) for the minimum period required by any law, statute, ordinance, code, rule or regulation (collectively, “Law”) or interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or its staff or the NASDAQ Global Select Market (“NASDAQ”) or its staff. In the event that, as a result of the extension of the Offer, the Expiration Time would occur on the Outside Date, the Expiration Time will instead occur at 5:00pm, New York City time, on the business day immediately preceding the Outside Date.

(b) Section 7—“Certain Information Concerning Mattress Firm” is hereby amended by amending and restating the first paragraph of such section on page 24 of the Offer to Purchase in its entirety as follows:

The summary information concerning Mattress Firm contained in this Offer to Purchase has been taken from or is based upon information furnished by Mattress Firm or its representatives or upon publicly available documents and records on file with the SEC. The information contained herein is qualified in its entirety by reference to Mattress Firm’s public filings with the SEC (which may be obtained as described below) and should be considered in conjunction with the more comprehensive financial and other information in such filings and other publicly available information. Neither Steinhoff, HoldCo nor Purchaser has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue.

(c) Section 15—“Conditions to Purchaser’s Obligations” is hereby amended by amending and restating the first paragraph of such section on page 53 of the Offer to Purchase in its entirely as follows:

The following sets forth the conditions of the Offer set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that Purchaser, HoldCo or Steinhoff make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8—“Certain Information Concerning Purchaser, HoldCo and Steinhoff.”

(d) Section 15—“Conditions to Purchaser’s Obligations” is hereby amended by amending and restating the condition under the caption “Restraints” on page 54 of the Offer to Purchase in its entirely as follows:

Any judgment that has been enacted, promulgated, issued, entered, amended or enforced by any governmental authority or any applicable Law is in effect enjoining or otherwise prohibiting consummation of the Offer or the Merger.

(e) Section 15—“Conditions to Purchaser’s Obligations” is hereby amended by amending and restating the first condition under the caption “Representations and Warranties” on page 54 of the Offer to Purchase in its entirely as follows:

Certain representations and warranties of Mattress Firm (i) relating to capitalization are not true and correct in all respects (other than any de minimis inaccuracies), (ii) relating to organization, standing, capitalization, authority, noncontravention, anti-takeover provisions, opinion of financial advisor and brokers and other advisors are not true and correct in all material respects as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iii) set forth in the Agreement other than those described above, are not true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 25, 2016

Stripes Acquisition Corp.

By:	/s/ Andries Benjamin la Grange
	Name:	Andries Benjamin la Grange
	Title:	Treasurer

Stripes US Holding, Inc.

By:	/s/ Andries Benjamin la Grange
	Name:	Andries Benjamin la Grange
	Title:	Treasurer

Steinhoff International Holdings N.V.

By:	/s/ Andries Benjamin la Grange
	Name:	Andries Benjamin la Grange
	Title:	Chief Financial Officer